UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Unaudited Consolidated Financial Results for the Four Months Ended April 30, 2025

Mercurity Fintech Holding Inc., a Cayman Islands exempted company (the “Company”), is furnishing this current report on Form 6-K to provide its Unaudited Condensed Consolidated Financial Statements as of April 30, 2025 and for the four months ended April 30, 2025 and 2024.

The accompanying Unaudited Condensed Consolidated Financial Statements include the accounts of the Company consolidated with the accounts of all subsidiaries. Reference is made to the Company’s most recently issued Annual Report on Form 20-F (“Annual Report”), which includes information necessary or useful to understanding the Company’s businesses and financial statement presentations. Our significant accounting policies and practices were presented in the notes to the Consolidated Financial Statements included in our Annual Report.

The accompanying Unaudited Condensed Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, for interim financial information. The December 31, 2024 consolidated balance sheet was derived from our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC, but does not include all disclosures required by U.S. GAAP. The results for the interim period presented are not necessarily indicative of the results expected for any future period. The following information should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of April 30, 2025 and for the four months ended April 30, 2025 and 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

By:	/s/ Yukuan Zhang
Name:	Yukuan Zhang
Title:	Chief Financial Officer

Date: May 22, 2025